Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-237553

October 28, 2020

PROSPECTUS SUPPLEMENT NO. 3

APi GROUP CORPORATION

196,413,649 Shares of Common Stock

64,546,077 Warrants

4,000,000 Series A Preferred Stock

This prospectus supplement amends the prospectus dated April 28, 2020, as supplemented on June 26, 2020 and August 14, 2020 (the “Prospectus”) of APi Group Corporation, a Delaware corporation (the “Company”), that relates to shares of the Company’s common stock, warrants and Series A Preferred Stock (including shares of common stock issuable upon the exercise of the warrants, conversion of the Series A Preferred Stock and exercise or settlement of options and restricted stock units), into which the ordinary shares, warrants and Founder Preferred Shares of the Company when it was incorporated with limited liability under the laws of the British Virgin Islands were converted in connection with the change of the Company’s jurisdiction of incorporation from the British Virgin Islands to the State of Delaware effective as of April 28, 2020, as more fully described in the Prospectus.

This prospectus supplement is being filed to include the information set forth in the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2020, as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The shares of common stock of the Company are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “APG.” The closing sale price on the NYSE for the shares of common stock on October 27, 2020 was $14.61 per share.

Investing in the Company’s common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is October 28, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 22, 2020

APi Group Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39275	98-1510303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Old Highway 8 NW New Brighton, MN	55112
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (651) 636-4320

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	APG	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Incremental Term Loan Amendment to Credit Agreement

On October 22, 2020, APi Group DE, Inc. (the “Borrower”), a wholly-owned subsidiary of APi Group Corporation (the “Company”), entered into Amendment No. 1 to Credit Agreement with the Company, as a guarantor, the Company subsidiary guarantors named therein, as guarantors, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (the “2020 Incremental Amendment”), which amended the Credit Agreement, dated as of October 1, 2019, by and among the Borrower, the Company, the Company subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (as amended, supplemented or modified from time to time, the “Credit Agreement”).

Pursuant to the 2020 Incremental Amendment, the Borrower incurred an incremental $250 million senior secured term loan (the “2020 Term Loan”). The proceeds from the 2020 Term Loan were used to replenish balance sheet cash utilized for a recent acquisition and to pay fees and expenses related to such acquisition and to the 2020 Incremental Amendment. The interest rate applicable to the 2020 Term Loan is, at the Borrower’s option, either (1) a base rate plus an applicable margin equal to 1.75% or (2) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.75%. Principal payments on the 2020 Term Loan will commence with the first quarter ending on March 31, 2021 and will be made in quarterly installments on the last day of each fiscal quarter, for a total annual amount equal to 1.00% of the initial aggregate principal amount of the 2020 Term Loan. The 2020 Term Loan matures on October 1, 2026. The 2020 Term Loan may be prepaid in whole or in part at any time without penalty, except that any prepayment in connection with a repricing transaction within six months of October 22, 2020 will be subject to a 1.00% prepayment premium. Additionally, the 2020 Term Loan is subject to the same mandatory prepayment provisions as the Company’s existing term loan.

In addition, the 2020 Incremental Amendment (1) modified the negative covenants in the Credit Agreement to permit the Company to make acquisitions of and investments in entities that would not become guarantors under the Credit Agreement if, after giving effect to the acquisition or investment, the total net leverage ratio under the Credit Agreement is less than 3.25-to-1, giving the Company more flexibility to make acquisitions and investments in the future, (2) modified the Credit Agreement to provide for a guarantor coverage ratio commencing with the fiscal quarter ended March 31, 2021, which (a) requires the Company to maintain a loan party group that represents at least 85% of the Company’s consolidated EBITDA and (b) provides additional flexibility to join guarantors to the loan party group, and (3) made other changes to the Credit Agreement to recognize the Company’s expanded non-U.S. platform.

All other material terms of the Credit Agreement, as amended, remained unchanged.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APi GROUP CORPORATION

By:	/s/ Thomas Lydon
Name	Thomas Lydon
Title:	Chief Financial Officer

Date: October 28, 2020